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                         [DELOITTE & TOUCHE LETTERHEAD]


September 10, 1999

To the Board of Directors of
  Scioto Investment Company:

We have examined management's assertion about Scioto Investment Company's (the "Company") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 30, 1999 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 1999, and with respect to agreement of security purchases and sales, for the period from December 31, 1998 (the date of our last examination) through June 30, 1999:

o Confirmation of all securities held by institutions in book entry form of the Fifth Third/The Ohio Company,

o Reconciliation of all such securities to the books and records of the Company and the Custodian, and

o Agreement of one security purchase and no security sales or maturities since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Scioto Investment Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 1999 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Scioto Investment Company and the Securities and Exchange Commission and should not be used for any other purpose.

Yours truly,

/s/ Deloitte & Touche LLP